Clara Kang Counsel Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071-1406 (213) 615-3736 Tel

August 7, 2020

Ms. Cindy Chang

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

American Balanced Fund (File No. 002-10758 and 811-00066)

American Funds Corporate Bond Fund (File No. 333-183929 and 811-22744)

American Funds Developing World Growth and Income Fund (File No. 333-190913 and 811-22881)

American Funds Fundamental Investors (File No. 002-10760 and 811-00032)

American Funds Income Series (File No. 002-98199 and 811-04318)

American Funds Inflation Linked Bond Fund (File No. 333-183931 and 811-22746)

American Funds Short-Term Tax-Exempt Bond Fund (File No. 033-26431 and 811-05750)

American Funds Target Date Retirement Series (File No. 333-138648 and 811-21981)

American Funds Tax-Exempt Fund of New York (File No. 333-168594 and 811-22448)

American Funds Tax Exempt Series II / CA (File No. 033-06180 and 811-04694)

American High-Income Municipal Bond Fund (File No. 033-80630 and 811-08576)

Bond Fund of America (File No. 002-50700 and 811-02444)

Capital World Bond Fund (File No. 033-12447 and 811-05104)

Capital World Growth and Income Fund (File No. 033-54444 and 811-07338)

Emerging Markets Growth Fund, Inc. (File No. 333-74995 and 811-04692)

EuroPacific Growth Fund (File No. 002-83847 and 811-03734)

Limited Term Tax-Exempt Bond Fund of America (File No. 033-66214 and 811-07888)

The Tax-Exempt Bond Fund of America (File No. 002-49291 and 811-02421)

Dear Ms. Chang:

On behalf of American Balanced Fund, American Funds Corporate Bond Fund, American Funds Developing World Growth and Income Fund, American Funds Fundamental Investors, American Funds Income Series, American Funds Inflation Linked Bond Fund, American Funds Short-Term Tax-Exempt Bond Fund, American Funds Target Date Retirement Series, American Funds Tax-Exempt Fund of New York, American Funds Tax Exempt Series II / CA, American High-Income Municipal Bond Fund, Bond Fund of America, Capital World Bond Fund, Capital World Growth and Income Fund, Emerging Markets Growth Fund, Inc., EuroPacific Growth Fund, Limited Term Tax-Exempt Bond Fund of America and The Tax-Exempt Bond Fund of America (each, a “Registrant,” and, collectively, the “Registrants”), this letter responds to comments provided by the Staff of the Division of Investment Management of the Securities and Exchange Commission to Clara Kang, Erik Vayntrub, Rodney S. Kiemele and Scott Hendricks by telephone on April 9, 2020, May 21, 2020 and July 1, 2020 regarding the annual reports to shareholders of each of the Registrants.

For your convenience, the substance of the Staff’s comments has been restated in italics below. Each Registrant’s joint or individual responses to each comment, as applicable, are set out immediately under the restated comment.

1.	Each of the fund-of-funds in the American Funds Target Date Retirement Series (the “Target Date Funds”) invests exclusively in a mix of underlying American Funds as described in the underlying funds list in the prospectus, effective January 1, 2020. Additionally, Note 4 to the financial statements of the Target Date Funds as of October 31, 2019 states in relevant part that, “in accordance with an exemption under the Investment Company Act of 1940, as amended (the “1940

Act”), the investment adviser considers only proprietary funds when selecting underlying investment options and allocations.” The term “affiliated person” as defined in Section 2(a)(3) of the 1940 Act encompasses control relationships and direct or indirect ownership of 5% or more of the outstanding voting securities of any issuer. For each Target Date Fund, please list any underlying fund that shares a common investment adviser with such Target Date Fund in the “Investments in affiliates” schedule in the Registrant’s summary investment portfolio.

Response: We acknowledge your comment and, in future shareholder reports, we will include the underlying funds of a Target Date Fund that are advised by the same investment adviser as such Target Date Fund in the “Investments in affiliates” schedule in the Registrant’s summary investment portfolio.

2.	Certain of the Registrants invest in a proprietary money market or similar fund managed by Capital Research and Management Company (“Central Fund”). Regulation S-X, Rule 12-14 requires certain disclosures regarding affiliated investments, including purchases and sales information, income earned and any capital gain associated with the investment. Specifically, instructions for Rule 12-14 refers to the categorization required by the instructions for Rule 12-12, which include short-term securities. Please include in future shareholder reports the Central Fund and other underlying funds that share a common investment adviser as Registrant in the “Investments in the affiliates” table in the schedule of investments, as applicable.

Response: We acknowledge your comment and, in future shareholder reports, we will include the Central Fund and other underlying funds advised by the same investment adviser as Registrant in the “Investments in affiliates” schedule in the Registrant’s summary investment portfolio, as applicable.

3.	According to Note 5 to the financial statements of American High-Income Municipal Bond Fund, dated as of July 31, 2019, the fund participated in transactions that involve unfunded commitments which may obligate the fund to purchase new or additional bonds if certain contingencies are met. Please explain why such unfunded commitments were not referenced or otherwise disclosed in the balance sheet as may be required by Regulation S-X, Rule 6-04.15.

Response: The unfunded commitment, which would have represented less than 0.01% of the Registrant’s net assets as of July 31, 2019 had such commitment come due, was not reflected as a liability on the Registrant’s Statement of Assets and Liabilities as of July 31, 2019 given that the commitment was not called nor was it probable that it would be called.  The unfunded commitment was marked-to-market daily and, as noted, disclosed in Note 5 to the financial statements. In addition, as of July 31, 2019, there was no unrealized appreciation or depreciation on the unfunded commitment.  Had such unrealized appreciation or depreciation been recorded, the amount would have been reflected as “Unrealized appreciation (or depreciation) on unfunded commitments” in the Statement of Assets and Liabilities as required under Regulation S-X,

Rule 6-04.15.

4.	According to footnote 3 to the table captioned “Annual fund operating expenses” in the Emerging Markets Growth Fund, Inc. prospectus, effective September 1, 2019, “[t]he investment adviser is currently reimbursing a portion of the other expenses. This reimbursement will be in effect through at least September 1, 2020. The adviser may elect at its discretion to extend, modify or terminate the reimbursement at that time.” Please verify if this reimbursement is contractual. The fund did not disclose any expense limitation agreement for the applicable period.

Response: We hereby confirm that the investment adviser is currently reimbursing a portion of the other expenses of the Registrant without any contractual obligation to do so.

5.	According to Note 7 to the financial statements of American Funds Corporate Bond Fund, dated as of May 31, 2019, the investment adviser “agreed to reimburse a portion of miscellaneous fees and expenses of the fund during its startup period. This reimbursement may be adjusted or discontinued by CRMC, subject to any restrictions in the fund’s prospectus. For the year ended May 31, 2019, total fees and expenses reimbursed by CRMC were $81,000.” Please confirm whether the adviser has any intent to recoup any such reimbursement. If so, please supplement the fund’s disclosure accordingly, including the amount subject to recoupment.

Response: We hereby confirm that the investment adviser has no intent to recoup any such reimbursement of fees or expenses from the Registrant.

Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact me at (213) 615-3736 or at clara.kang@capgroup.com.

Sincerely,

/s/ Clara Kang

Clara Kang

Counsel